



Sèvres, February 10, 2005

France Telecom sells 8% of the capital of PagesJaunes Groupe

France Telecom announced today it has agreed to the sale of 22 303 169 shares of PagesJaunes that it holds directly, representing 8% of the capital of PagesJaunes Groupe, to institutional investors through an accelerated placement.

This announcement does not, and shall not in any circumstances, constitute a public offering in France nor an invitation to the public in France in connection with any offering. Offers and sales of securities in France will be made in the context of a private placement to a limited number of investors acting for their own accounts and/or qualified investors acting for their own accounts, in each case in accordance with Article L.411-2 of the French Code Monétaire et Financier and Decree no. 98-880 dated 1 October 1998. No offering documentation has been submitted, nor will be submitted, to the clearance procedures of the French Autorité des marchés financiers (the "AMF"), nor has been used or may be used in connection with any offer to the public to purchase or sell any securities in France.

This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This notice is issued pursuant to Rule 135c of the Securities Act of 1933.

This communication is for distribution only to persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, as amended (all such persons together being referred to as "relevant persons"). This communication is only directed at relevant persons and must not be acted on or relied on by persons other than relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons. ***Stabilisation/FSA.***

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex
Téléphone : 01 46 23 30 00 – Télécopie : 01 46 23 32 86 - www.pagesjaunesgroupe.com



Sèvres, February 24, 2005

PagesJaunes Groupe strengthens its relationship marketing business

PagesJaunes Groupe today announces the acquisition, through its subsidiary Wanadoo Data, of 100% of e-sama, a company specialising in database hosting and customer relationship management (CRM) services.

e-sama generated revenues of €8.4 million in 2004, representing growth of +22%; the company is profitable, with an EBITDA[1] margin of 20%. The tie-up between e-sama and Wanadoo Data significantly strengthens the relationship marketing segment of PagesJaunes Groupe, with total revenues of €20 million in 2004.

"*The acquisition of e-sama enables PagesJaunes Groupe to build on the foundations of Wanadoo Data, under the management of Valérie Papaud, and create a major player in the relationship marketing market. The database hosting business developed at e-sama by Serge Gracieux and his team provides us with a springboard for growth in a buoyant market sector in the field of relationship marketing in France,*" said Michel Datchary, Chief Executive Officer of PagesJaunes Groupe.

"*Our ambition in joining PagesJaunes Groupe is to work with Wanadoo Data to rapidly become one of the major players in our market. In order to continue to offer our clients high-added-value solutions, it was essential for us to join forces with a company that had the drive to develop a long-term position in relationship marketing. The management team, which will remain in place, and all of my colleagues are very pleased to be joining a group which will allow us to continue our development,*" said Serge Gracieux, Chief Executive Officer of e-sama.

Wanadoo Data specialises in the marketing of qualified databases of individuals and businesses for multi-channel prospecting campaigns (mail, telephone, e-mail, SMS) and in engineering services associated with the processing of marketing databases. e-sama's marketing database hosting and CRM activities are complementary to those of Wanadoo Data and will enable a full range of services to be provided.

Press Release

[1] EBITDA: earnings before interest, tax, depreciation and amortisation.

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex – France
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86 - www.pagesjaunesgroupe.com



About PagesJaunes Groupe

PagesJaunes Groupe, a subsidiary of France Télécom, is France's leading publisher of printed directories (the PagesJaunes directory and L'Annuaire) and online directories (pagesjaunes.fr, PagesJaunes 3611) for the general public, handling their distribution and the sale of advertising space. The businesses of PagesJaunes Groupe also include website creation and hosting, the publication of the PagesPro BtoB directories, the publication of the QuiDonc reverse directory and the advertising representation in France for the Europages European BtoB directory.

PagesJaunes Groupe also publishes directories for the general public outside France – in Spain, Lebanon and Luxembourg – and the Kompass directories (company databases) in France, Spain, Belgium and Luxembourg. It also provides complementary services such as the geographic services of Mappy and, in the field of direct marketing, those of Wanadoo Data.

With more than 580,000 advertisers in 2004, PagesJaunes Groupe is the second largest French company in terms of advertising revenues.

Information on PagesJaunes Groupe is available at:
http://www.pagesjaunesgroupe.com.

Contacts:

PagesJaunes Press
Thomas Barbelet / Orith Tabeur
+33 1 46 23 34 64
tbarbelet@pagesjaunes.fr
otabeur@pagesjaunes.fr

PagesJaunes Investors
Vincent Gouley
+33 1 46 23 40 92
vgouley@pagesjaunes.fr

France Télécom Press
Nilou du Castel / Bertrand Deronchaine
+33 1 44 44 93 93
nilou.ducastel@francetelecom.com
bertrand.deronchaine@francetelecom.com



Sèvres, April 4, 2005

Paris Court of Appeal confirms validity of "PagesJaunes" trademarks.

In the proceedings brought against PagesJaunes and France Télécom by the Prodis company in 2000, primarily for nullification of the PagesJaunes trademark, the *Cour d'Appel* of Paris issued a judgment on March 30, 2005 upholding the judgment rendered by the *Tribunal de Grande Instance* of Paris on May 14, 2003 concerning the validity of the "PagesJaunes" trademarks.

Prodis had filed an appeal against the earlier judgment citing the same claims and adding new claims concerning the "Pages Blanches", "l'Annuaire" and "L'annuaire des Pages Blanches" trademarks.

The *Cour d'Appel* of Paris considered in particular that *"these trademarks have acquired a strong distinctive character as a result of the long-standing and intensive use made of them"* and that PagesJaunes and France Télécom had demonstrated *"by means of the many notices produced during the proceedings that they have reacted to any unlawful use of their trademarks, regularly defending the associated rights"*.

The *Cour d'Appel* of Paris consequently dismissed all of the claims cited by Prodis and ordered the company to pay damages of EUR 20,000 each to PagesJaunes and France Télécom for abuse of process and EUR 10,000 on the basis of article 700 of the New Code of Civil Procedure.

Michel Datchary, CEO of PagesJaunes Groupe, expressed delight at the judgment: *"In 2004 over 81.5% of the population of France used one of the services of PagesJaunes at least once. The PagesJaunes trademark is therefore part of the everyday life of people in France.*

Our directories have constantly adapted to the needs of consumers and to their evolving expectations with regard to information and have incorporated successive technological innovations over the last 30 years.

PagesJaunes is available across a range of platforms, including printed directories, Minitel, the Internet, interactive television and now Mobile Internet, with the key aim of promoting contact between private individuals and businesses.

This investment in innovation and service has been accompanied by investments in communication in order to increase the use of our products and build awareness of our brand.

It was this exceptional brand awareness which led the Cour d'Appel to issue its judgment.

The PagesJaunes company, with its 20 regional offices and 1,720 sales advisers, has thereby strengthened its role as a preferred partner for businesses with local communication requirements and more particularly for its 582,000 customers who have placed their trust in the company over many years."

Press Release

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex
Telephone: 01 46 23 30 00 – Fax: 01 46 23 32 86 - www.pagesjaunesgroupe.com


pagesjaunes

About PagesJaunes Groupe

PagesJaunes Groupe, a subsidiary of France Télécom, is France's leading publisher of printed directories (the PagesJaunes directory and the Annuaire) and online directories (pagesjaunes.fr, PagesJaunes 3611) for the general public, handling their distribution and the sale of advertising space. The businesses of PagesJaunes Groupe also include website creation and hosting, the publication of the PagesPro BtoB directories, the publication of the QuiDonc reverse directory and the advertising representation in France for the Europages European BtoB directory.

PagesJaunes Groupe also publishes directories for the general public outside France – in Spain, Lebanon and Luxembourg – and the Kompass directories (company databases) in France, Spain, Belgium and Luxembourg. It also provides complementary services such as the geographic services of Mappy and, in the field of direct marketing, the sale of data files and the processing of marketing databases by Wanadoo Data.

With more than 582,000 advertisers in 2004, PagesJaunes Groupe is the second largest advertising representation in France.

Information on PagesJaunes Groupe is available at http://www.pagesjaunesgroupe.com./

Contacts:

PagesJaunes Press
Thomas Barbelet / Orith Tabeur
01 46 23 34 64
tbarbelet@pagesjaunes.fr
otabeur@pagesjaunes.fr

PagesJaunes Investors
Vincent Gouley
01 46 23 40 92
vgouley@pagesjaunes.fr

France Télécom Press
Nilou du Castel /
01 44 44 93 93
nilou.ducastel@francetelecom.com

Press Release

File No. 82-34860



Sèvres, April 27, 2005

PagesJaunes Groupe in first quarter of 2005: 7.8% growth in pro forma consolidated revenues under IFRS, on a comparable consolidation and publication basis

- **7.7% revenue growth for the PagesJaunes in France segment:**
  - **Printed directories: revenues up 3.4%**
  - **Internet services: revenues up 41.9%**
- **8.4% revenue growth for the International & Subsidiaries segment, on a comparable consolidation and publication basis (2)**
  - **QDQ Media: 12.0% growth in pro forma (1) revenues on a comparable publication basis (2)**

The pro forma (1) consolidated revenues of PagesJaunes Groupe amounted to €200.0 million in the first quarter of 2005, a rise of 9.1% compared to the first quarter of 2004. On a comparable consolidation and publication basis (2), the pro forma (1) revenue growth was 7.8% over the same period.

On the publication of PagesJaunes Groupe's revenues for the first quarter of 2005, Michel Datchary, CEO of PagesJaunes Groupe, said:

"Continuing the trend seen in the results for the second half of 2004, PagesJaunes Groupe maintained a strong sales performance in the first quarter of 2005 as it pursued its growth strategy. In France, the number of new customers increased by 21% as at the end of March 2005. The Group recorded a steady increase in revenues from printed directories, up 3.4%, and from online services, up 14.2%. QDQ Media continued to deliver double-digit revenue growth, while the Kompass businesses advanced 7.5% on a like-for-like basis. The revenue growth in the first quarter of 2005 is in line with the Group's targets for full-year 2005."

Press Release

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex – France
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86 - www.pagesjaunesgroupe.com



PagesJaunes in France segment: 7.7% growth in pro forma [1] revenues

The pro forma [1] revenues of the PagesJaunes in France segment advanced 7.7% to €177.6 million in the first quarter of 2005. The publication basis in the first quarter of 2005 was identical to that of the first quarter of 2004. The number of new customers as at the end of March 2005 rose 21% compared to the end of March 2004.

Pro forma [1] revenues from printed directories advanced 3.4% to €103.8 million in the first quarter of 2005. The growth of the PagesJaunes directory amounted to 4.0% in the first quarter of 2005 and that of L'Annuaire amounted to 1.4%.

Pro forma [1] revenues from online services advanced 14.2% to €68.7 million in the first quarter of 2005 compared to the first quarter of 2004. This growth is due to the 41.9% rise in revenues from pagesjaunes.fr and the website creation business, which more than offsets the 30.6% decline in revenues from the PagesJaunes 3611 service on Minitel.

The number of advertisers on pagesjaunes.fr increased by 14% in one year, rising from 279,530 at the end of March 2004 to 318,940 at the end of March 2005. The audience of pagesjaunes.fr grew 38% in one year, with 44.3 million visits in March 2005 against 32.2 million in March 2004 [3]. Pagesjaunes.fr is the eighth most visited Internet site in France, with a reach rate of 32.9% in March 2005 [4].

International & Subsidiaries segment: 8.4% growth in pro forma [1] revenues on a comparable consolidation and publication basis [2]

The pro forma [1] revenues of the International & Subsidiaries segment amounted to €22.8 million in the first quarter of 2005, a rise of 21.2% compared to the first quarter of 2004. The companies e-sama (relationship marketing), Editus Luxembourg (a publisher of directories in Luxembourg) and Kompass Belgium became part of PagesJaunes Groupe's consolidation perimeter in the first quarter of 2005.

On a comparable consolidation and publication basis [2], the International & Subsidiaries segment grew 8.4% over the same period. The revenues of the Kompass businesses advanced 7.5% and those of the relationship marketing and geographic services advanced 4.3% in the first quarter of 2005. Mappy.com was the 12th most visited Internet site in France in March 2005 [4].

The revenues of QDQ Media advanced 12.0% to €10.4 million in the first quarter of 2005 on a comparable publication basis [2]. The online revenues of QDQ Media advanced 96.6% to €1.3 million over the same period. The revenues from printed directories of QDQ Media advanced 4.6% in the first quarter of 2005 on a comparable publication basis [2].



Financial targets confirmed

The adoption of the IFRS accounting framework (cf. press release of April 27, 2005 relating to the transition to IFRS standards) has no impact on the Group's financial targets:

- Consolidated revenue growth of 5-7% in 2005,
- Growth in consolidated gross operating margin (5) in excess of 10% excluding telephone directory enquiry services in 2005,
- Reiterated target of gross operating margin (5) at breakeven at QDQ Media by the end of 2006,
- Maintained target of distributing entire net income from the Group's operating activities in respect of full-year 2005.

It should be noted that the dividend distribution target in no way constitutes a commitment on the part of PagesJaunes Groupe. Future dividends will depend on the Group's results, its financial situation and any other factor which the Board of Directors and the shareholders of PagesJaunes Groupe deem relevant.

About PagesJaunes Groupe

PagesJaunes Groupe, a subsidiary of France Télécom, is France's leading publisher of printed directories (the PagesJaunes directory and L'Annuaire) and online directories (pagesjaunes.fr, PagesJaunes 3611) for the general public, handling their distribution and the sale of advertising space. The businesses of PagesJaunes Groupe also include website creation and hosting, the publication of the PagesPro BtoB directories, the publication of the QuiDonc reverse directory and the advertising representation in France for the Europages European BtoB directory.

PagesJaunes Groupe also publishes directories for the general public outside France – in Spain, Lebanon and Luxembourg – and the Kompass directories (company databases) in France, Spain, Belgium and Luxembourg. It also provides complementary services such as the geographic services of Mappy and, in the field of relationship marketing, the sale of data files and the processing of marketing databases by Wanadoo Data.

With more than 580,000 advertisers in 2004, PagesJaunes Groupe is the second largest French company in terms of advertising revenue.

Information on PagesJaunes Groupe is available at
http://www.pagesjaunesgroupe.com.



Contacts:

PagesJaunes Press
Thomas Barbelet / Orith Tabeur
+33 1 46 23 34 64
tbarbelet@pagesjaunes.fr
otabeur@pagesjaunes.fr

France Télécom Press
Nilou du Castel / Bertrand Deronchaine
+33 1 44 44 93 93
nilou.ducastel@francetelecom.com
bertrand.deronchaine@francetelecom.com

PagesJaunes Investors
Vincent Gouley
+33 1 46 23 40 92
vgouley@pagesjaunes.fr

SA à Conseil d'administration au capital de 55 757 922 Euros - 552 028 425 RCS Nanterre

pagesjaunes

Appendices:

Table 1: Pro forma [1] consolidated revenues of the PagesJaunes Group in the first quarter of 2005

In € millions	Period from 1/1 to 31/3 2005	2004 Pro forma[1]	Change 2005/2004
PagesJaunes in France	**177.6**	**164.9**	**7.7%**
On comparable publication basis [2]	*177.6*	*164.9*	*7.7%*
Printed directories	**103.8**	**100.3**	**3.4%**
of which PagesJaunes	82.4	79.2	4.0%
of which the Annuaire	21.4	21.1	1.4%
Online services	**68.7**	**60.2**	**14.2%**
of which Internet	52.8	37.2	41.9%
of which Minitel	16.0	23.0	-30.6%
Other revenues	**5.1**	**4.3**	**16.8%**
International & Subsidiaries	**22.8**	**18.8**	**21.2%**
On comparable consolidation and publication basis [2]	*22.8*	*21.0*	*8.4%*
BtoC directories	**10.7**	**9.8**	**8.6%**
On comparable consolidation and publication basis [2]	*10.7*	*9.6*	*11.1%*
of which QDQ Media	10.4	9.8	5.7%
On comparable publication basis [2]	*10.4*	*9.3*	*12.0%*
Kompass businesses	**6.7**	**5.4**	**25.5%**
On comparable consolidation basis [2]	*6.7*	*6.3*	*7.5%*
Relationship marketing and geographic services	**5.3**	**3.6**	**49.8%**
On comparable consolidation basis [2]	*5.3*	*5.1*	*4.3%*
Inter-segment	(0.4)	(0.3)	-
Consolidated revenues	**200.0**	**183.3**	**9.1%**
On comparable consolidation and publication basis[2]	***200.0***	***185.5***	***7.8%***

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex – France
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86 - www.pagesjaunesgroupe.com

Table 2: Trend in the number of consultations of online directories (3)

(in millions per month)	Dec. 2003	March 2004	June 2004	Sept. 2004	Dec. 2004	March 2005
PagesJaunes 3611	21	21	19	18	15	14
Pagesjaunes.fr	24	32	35	37	36	44
Total	45	53	54	55	51	59

Table 3: Trend in the number of Internet advertisers of PagesJaunes Groupe

(in thousands)	Dec. 2003	March 2004	June 2004	Sept. 2004	Dec. 2004	March 2005
Pagesjaunes.fr	267.2	279.5	286.5	289.9	308.0	318.9
QDQ.com	11.2	13.1	15.9	19.8	24.7	28.6
Total	278.4	292.6	302.4	309.7	332.7	347.5

Notes

(1) Pro forma figures: the pro forma consolidated figures reflect the consolidation of QDQ Media and Mappy since January 1, 2004. The figures are unaudited.

(2) Comparable consolidation and publication basis: the publication schedule for the printed directories of QDQ Media in the first quarter of 2004 has been recalculated in such a way that it is identical to that of the first quarter of 2005. The publication schedule of PagesJaunes in France in the first quarter of 2005 is identical to that of the first quarter of 2004. In addition, the revenues of the first quarter of 2005 of the International & Subsidiaries segment include several additions to the consolidated group: e-sama (from February 1, 2005), Editus Luxembourg (proportionally consolidated from January 1, 2005) and Kompass Belgium (from January 1, 2005). To arrive at a comparable consolidation basis, the revenues for the first quarter of 2004 have been recalculated using the scope of consolidation applying in the first quarter of 2005.

(3) Source: Cybermétrie - Médiamétrie / eStat for the number of visits to pagesjaunes.fr and the count of the number of requests sent to the server interrogation centres of PagesJaunes 3611.

(4) Monthly reach rate: number of internet users visiting the site at least once during the month in question as a proportion of the actual number of active internet users during this period - Source: Nielsen Netratings "Home & Work" – domain index – March 2005.

(5) Gross operating margin: revenues less external purchases, operating expenses (net of operating income) and wages and social charges. The wages and social charges included in the gross operating margin do not include employee profit-sharing or the cost of share-based payment.



***

This document contains forward-looking statements. Although PagesJaunes Groupe believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: the effect of competition; PagesJaunes usage level; the success of the investments of the PagesJaunes Group in France and abroad.

A description of the risks borne by the PagesJaunes Group appears in section 4.9 "Analyse des risques du Groupe" of the "Document de Référence" of PagesJaunes Groupe filed with the French financial markets authority (AMF) under the number R. 05-034 on 30 March 2005. A description of the objectives of the PagesJaunes Group appears in chapter VII of the "Document de Référence".

The forward-looking statements contained in this document apply only from the date of this document, and PagesJaunes Groupe does not undertake to update any of these statements to take account of events or circumstances arising after the date of the said document or to take account of the occurrence of unexpected events.

SA à Conseil d'administration au capital de 55 757 922 Euros - 552 028 425 RCS Nanterre

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex – France
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86 - www.pagesjaunesgroupe.com



Sèvres, April 27, 2005

PagesJaunes Groupe: 2004 figures under IFRS

- **Limited impact on pro forma [(1)] consolidated revenues, pro forma [(1)] consolidated gross operating margin [(2)] and consolidated shareholders' equity**
- **No effect on cash-generating capacity**
- **Maintenance of the Group's financial targets, particularly that of distributing the entire net income from the Group's operating activities in 2005**

With a view to the publication of comparative financial statements for the 2005 consolidated accounts, which will be drawn up in accordance with International Financial Reporting Standards (IFRS), PagesJaunes Groupe is today publishing consolidated IFRS figures for the year ending on December 31, 2004, by way of preliminary information.

These 2004 figures have been prepared on the basis of IFRS standards and interpretations applicable on December 31, 2005, as known at the current time.

Pro forma [(1)] 2004 consolidated revenues under IFRS: €978 million

The pro forma [(1)] 2004 consolidated revenues under IFRS amount to €978.1 million. The difference as compared to the revenues of €984.1 million under French standards results from the application of standard IAS 18 "Revenue recognition".

The difference is explained by the fact that exchanges of merchandise by Group companies are no longer included in revenues and that income from the advertising representation for Europages is now stated net of amounts passed on to Euredit, the publisher of Europages directories. These two accounting treatments have no impact on the gross operating margin [(2)], since expenses are reduced by the same amount.

It will be recalled that since 2001, thus anticipating the application of IFRS, PagesJaunes Groupe has spread the income from the sale of advertisements in online directories over the publication period, which is generally 12 months.

Press Release

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex – France
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86 - www.pagesjaunesgroupe.com

Pro forma [1] 2004 consolidated gross operating margin [2] under IFRS: €405 million

The consolidated gross operating margin [2] under IFRS becomes the key indicator of the Group's operating performance, fulfilling the role previously played by the EBITDA [3] under French standards. The pro forma [1] 2004 gross operating margin amounts to €405.1 million.

In accordance with the standard IAS 1 "Presentation of Financial Statements", the other non-operating expenses are reclassified in the consolidated gross operating margin [2]. This reclassification concerns in particular the non-recurring expenses in respect of the stockmarket listing of PagesJaunes Groupe in July 2004 amounting to €8.1 million.

Employee profit-sharing (€29.9 million in 2004) is reclassified under operating income.

Pro forma [1] 2004 consolidated net attributable income under IFRS: €210 million

Pro forma [1] consolidated net attributable income under IFRS amounts to €210.1 million in 2004. Net attributable income under French accounting standards is €228.2 million.

Net income is impacted by the application of IFRS 2 "Share-based Payment", which results in subscription or purchase options and share acquisition or subscription offers reserved for employees of the PagesJaunes Group being included under expenses. This standard results in an additional expense of €24.1 million [4] in the 2004 consolidated accounts of PagesJaunes Groupe. With regard to the existing schemes, the application of IFRS 2 is due to have a decreasing impact on the Group's accounts in 2005.

Finally, in accordance with IFRS 3 "Business Combinations", goodwill is no longer amortised. This has a positive effect on pro forma [1] 2004 consolidated net income under IFRS.

2004 consolidated shareholders' equity under IFRS: €388 million

The transition to IFRS has a positive impact of €4.2 million on the consolidated shareholders' equity of PagesJaunes Groupe as at December 31, 2004, which rises from €383.4 million under French accounting standards to €387.5 million under IFRS.

The impact on consolidated shareholders' equity arises solely from the discontinuation of goodwill amortisation (IFRS 3). By contrast, IFRS 2 has no impact on the shareholders' equity of PagesJaunes Groupe at the beginning and end of the financial year.

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex – France
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86 - www.pagesjaunesgroupe.com



Financial targets confirmed

The adoption of the IFRS accounting framework has no impact on the operating performance of the business segments or on the cash generated by PagesJaunes Groupe. The IFRS standards have no impact on the distributive capacity and the strategy of PagesJaunes Groupe.

PagesJaunes Groupe is maintaining its financial targets, which are as follows under IFRS:

- Consolidated revenue growth of 5-7% in 2005,
- Growth in consolidated gross operating margin (2) in excess of 10% excluding telephone directory enquiry services in 2005,
- Reiterated target of gross operating margin (2) at breakeven at QDQ Media by the end of 2006,
- Maintained target of distributing entire net income from the Group's operating activities in respect of full-year 2005.

It should be noted that the dividend distribution target in no way constitutes a commitment on the part of PagesJaunes Groupe. Future dividends will depend on the Group's results, its financial situation and any other factor which the Board of Directors and the shareholders of PagesJaunes Groupe deem relevant.

***

About PagesJaunes Groupe

PagesJaunes Groupe, a subsidiary of France Télécom, is France's leading publisher of printed directories (the PagesJaunes directory and L'Annuaire) and online directories (pagesjaunes.fr, PagesJaunes 3611) for the general public, handling their distribution and the sale of advertising space. The businesses of PagesJaunes Groupe also include website creation and hosting, the publication of the PagesPro BtoB directories, the publication of the QuiDonc reverse directory and the advertising representation in France for the Europages European BtoB directory.

PagesJaunes Groupe also publishes directories for the general public outside France – in Spain, Lebanon and Luxembourg – and the Kompass directories (company databases) in France, Spain, Belgium and Luxembourg. It also provides complementary services such as the geographic services of Mappy and, in the field of relationship marketing, the sale of data files and the processing of marketing databases by Wanadoo Data.

With more than 580,000 advertisers in 2004, PagesJaunes Groupe is the second largest French company in terms of advertising revenue.

Information on PagesJaunes Groupe is available at http://www.pagesjaunesgroupe.com.

SA à Conseil d'administration au capital de 55 757 922 Euros - 552 028 425 RCS Nanterre

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex – France
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86 - www.pagesjaunesgroupe.com

pagesjaunes

Contacts:

PagesJaunes Press
Thomas Barbelet / Orith Tabeur
+33 1 46 23 34 64
tbarbelet@pagesjaunes.fr
otabeur@pagesjaunes.fr

France Télécom Press
Nilou du Castel / Bertrand Deronchaine
+33 1 44 44 93 93
nilou.ducastel@francetelecom.com
bertrand.deronchaine@francetelecom.com

PagesJaunes Investors
Vincent Gouley
+33 1 46 23 40 92
vgouley@pagesjaunes.fr

Appendices:

Table 1: Impact on the pro forma [1] preliminary consolidated income statement for the 2004 financial year drawn up in accordance with IFRS

(in € millions)	Under French standards	Reclassifications and adjustments	Under IFRS
Net revenues	**984.1**	**(6.0)**	**978.1**
External purchases	(329.3)	6.0	(323.3)
Other operating income and expenses	31.3	(5.0)	26.1
Wages and employee benefit expenses	(272.5)	(3.3)	(275.8)
EBITDA [3]	**413.4**	**-**	**-**
Gross operating margin [2]	**-**	**(8.3)**	**405.1**
- Employee profit-sharing	-	(29.9)	(29.9)
- Share-based compensation	-	(25.3)	(25.3)
Depreciation and amortisation	(10.3)	0.0	(10.3)
Impairment of goodwill	-	0.0	0.0
Impairment of non-current assets	-	0.0	0.0
Gains (losses) on disposals of assets	-	(0.4)	(0.4)
Restructuring costs	-	0.0	0.0
Share of profits (losses) of associates	-	0.8	0.8
Operating income	**403.1**	**(63.1)**	**340.0**
Financial income	18.5	0.3	18.8
Share of profits (losses) of associates	0.8	(0.8)	-
Other net non-operating income (expenses)	(9.6)	9.6	-
Employee profit-sharing	(29.9)	29.9	-
Amortisation of goodwill	(5.9)	5.9	-
Income tax	(148.8)	0.0	(148.8)
Net income	**228.2**	**(18.1)**	**210.1**

Table 2: Impact on 2004 consolidated shareholders' equity under IFRS

(in € million)	Shareholders' equity at start of period	Shareholders' equity at end of period	Of which share capital and premiums	Of which reserves	Of which 2004 net income
Under French standards	**332.4**	**383.4**	**108.4**	**41.6**	**233.4**
Recognition of revenue	(0.1)	-	-	-	(0.1)
Share-based payment	-	-	15.7	8.3	(24.1)
Amortisation of goodwill	-	4.2	-	-	4.2
Under IFRS	**332.2**	**387.5**	**124.1**	**50.0**	**213.6**

Notes

(1) Pro forma figures: the pro forma consolidated figures reflect the consolidation of QDQ Media and Mappy since January 1, 2004. The figures are unaudited.

(2) Gross operating margin: revenues less external purchases, operating expenses (net of operating income) and wages and social charges. The wages and social charges included in the gross operating margin do not include employee profit-sharing or the cost of share-based payment.

(3) EBITDA: Earnings before interest, taxes, depreciation, amortisation and employee profit sharing

(4) Share-based payment: this concerns the benefits granted to Group employees as a result of the advantageous conditions offered to them during the IPO of PagesJaunes and the sale by the State of a block of France Télécom shares in September 2004, together with the Wanadoo stock option plans created prior to its merger with France Télécom.

***

This document contains forward-looking statements. Although PagesJaunes Groupe believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: the effect of competition; PagesJaunes usage level; the success of the investments of the PagesJaunes Group in France and abroad.

A description of the risks borne by the PagesJaunes Group appears in section 4.9 "Analyse des risques du Groupe" of the "Document de Référence" of PagesJaunes Groupe filed with the French financial markets authority (AMF) under the number R. 05-034 on 30 March 2005. A description of the objectives of the PagesJaunes Group appears in chapter VII of the "Document de Référence".

The forward-looking statements contained in this document apply only from the date of this document, and PagesJaunes Groupe does not undertake to update any of these statements to take account of events or circumstances arising after the date of the said document or to take account of the occurrence of unexpected events.

Unless stated otherwise, all the accounting data are presented on an unaudited pro forma consolidated basis (including PagesJaunes S.A., Kompass France, QDQ Media, Mappy S.A., Wanadoo Data and Eurodirectory S.A.); QDQ Media and Mappy S.A. are consolidated with effect from their date of entry in the France Télécom consolidated group and the pro forma financial data reflect the cash acquisition prices of these entities.

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex – France
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86 - www.pagesjaunesgroupe.com